

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 1, 2016

<u>Via E-mail</u>
Bill Belitsky, Esq.
Paul Hastings LLP
200 Park Avenue
New York, New York 10166

Re: Gabelli NextShares Trust (the "Trust")
        File Numbers: 333-211881; 811-23160

Dear Mr. Belitsky:

We have reviewed the registration statement on Form N-1A for the Trust, filed on June 6, 2016 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") with the Securities and Exchange Commission (the "Commission"). The registration statement registers the following five series: Gabelli ESG NextShares ("ESG Fund"); Gabelli All Cap NextShares ("All Cap Fund"); Gabelli Equity Income NextShares ("Equity Income Fund"); Gabelli Small and Mid Cap Value NextShares ("Small and Mid Cap Value Fund"); and Gabelli Media Mogul NextShares ("Media Mogul Fund").

Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions used in the registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1.   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.   Please confirm to the staff that the disclosure in this registration statement is consistent with the Trust's exemptive notice and order, permitting the Trust to operate as an Exchange Traded Managed Fund ("ETMF").

3.   Please supplementally inform the staff as to whether the Trust has submitted, or intends to submit, any no-action request in connection with the registration of the ETMF shares ("Shares").

4.   Given that the Shares will be listed and traded on a national securities exchange, please confirm to the staff that all relevant applications have been approved by the applicable exchange.

5.   Please review and revise the registration statement where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). This applies, in particular, to the discussions of each Fund's principal strategy and principal risks in the prospectus.

6.   We note that the 80% policy required by Rule 35d-1 under the 1940 Act is described differently throughout the prospectus. (For example, it is described as "80% of assets" in the ESG Fund and All Cap Fund, as "80% of net assets" in the Equity Income Fund, and as "80% of total assets" in the Small and Mid Cap and Media Mogul Funds.) Please revise the policy for each Fund to state "80% of net assets plus borrowing for investment purposes."

Prospectus

7.   *Cover Page*: Please provide updated ticker symbols on EDGAR for all Funds described in this prospectus.

Fee Table/Expense Example (All Funds)

8.   Please confirm supplementally that the fee waiver referenced in footnote 2 to the fee table is contractual and will be effective for a period of at least twelve months following the effective date of this registration statement. Otherwise, please delete footnote 2 as it is neither required nor permitted by Item 3 of Form N-1A.

9.   In footnote 2 to the fee table, please note that fee waiver amounts may only be recouped within three years from the date that an amount is waived/reimbursed. In addition, please clarify that the fee waiver recapture is limited to an amount that will result in an expense ratio that is the lesser of: 1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance. *See* 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please confirm that the Registrant's fee waiver and expense limitation agreements are consistent with this guidance. Please also confirm that the fee waiver and expense limitation agreements will be filed as exhibits to the registration statement.

10. Please disclose in the introduction to the "Expense Examples" whether or not the expense example reflects the effects of the fee waiver and, if so, for what period of time.

Principal Strategies (All Funds)

The principal investment strategy disclosure for the Funds is confusing for a number of reasons including, but not limited to, those set forth below. Please revise this disclosure with respect to each of the Funds (and, in particular, with respect to the Media Mogul Fund) in order to ensure clarity and consistency.

11.   Several Funds include principal risk disclosure for investments that are not discussed in the principal strategy section. (*See, e.g.*, the inclusion of "Foreign Securities Risk" for the Equity Income Fund and Small and Mid Cap Value Fund; and the inclusion of "Merger Arbitrage Risk" for the Small and Mid Cap Value Fund.) Further examples of similar inconsistent disclosure are included below, but this comment is not limited to such examples. Please review the summary strategy and risk disclosure for each of these Funds in order to ensure that they correspond to each other.

12.   *ESG Fund*

        a. Please describe in greater detail the types of foreign securities in which the Fund expects to invest. This comment also applies to the strategy disclosure for the All Cap Fund.

        b. In the last sentence of the first paragraph of this Fund's principal investment strategy section, please clarify what is meant by the term "informed industrialist."

        c. With respect to the discussion of "socially responsible criteria," please explain in plain English the criteria used by the Adviser to identify socially responsible companies (*e.g.*, by reference to an index, third-party rating, a screen and the factors the screen uses, etc). Please also describe what is meant by "holistic analysis."

        d. Please clarify what is meant by the phrase "MSCI's ESG ratings." If this refers to a specific securities market index, please so state.

13.   *All Cap Fund*:

        a. Please clarify that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in companies of all capitalization ranges.

        b. In the third paragraph, the prospectus states that "Holders of equity securities only have rights to value in the company only after all issuer debts have been paid and they could lose their entire investment in a company that encounters financial difficulty." Given that all the Funds invest in equity securities, please explain why this disclosure is appropriate only for this Fund.

14. *Equity Income Fund*:

    a. If, as stated in the principal risk disclosure, this Fund expects to invest in "value" stocks, please state this more clearly in the strategy discussion. Please also include a plain English description of "value" strategy. This comment also applies to similar disclosure in the Small and Mid Cap Value Fund's principal investment strategy section.

    b. In the second paragraph, third bullet point, please explain in plain English what is meant by the term "value catalyst."

    c. In the third paragraph of this section, please explain more clearly the meaning of the last three sentences beginning, "If a company's performance has been poor enough…." Specifically, please explain, in plain English, why an issuer's poor performance might result in opportunities for capital appreciation.

15. *Small and Mid Cap Value Fund*: With respect to the last sentence in the first paragraph of the principal investment strategy section, please explain more clearly what types of factors the Adviser considers to be "catalysts."

16. *Media Mogul Fund*:

    a. The principal strategy section states that "[u]nder normal market conditions, the Fund invests at least 80% of its total assets in companies that were spun-off from or in tracking stocks of Liberty Media Corporation, as well as in companies that resulted from subsequent mergers of any such spin-offs or tracking stocks, and in public companies in which Liberty Media Corporation and its successor companies invest." With respect to this statement:
        i. Please explain the types of securities in which the Fund intends to invest. (For example, will the Fund invest in equity securities or fixed income securities, and to what extent?)
        ii. For all such securities, please provide appropriate corresponding risk disclosure.
        iii. Please include a brief description of Liberty Media Corporation (and a more complete description in the Item 9 disclosure).
        iv. Please explain what is meant by the term "companies…in tracking stocks." In addition, please explain, in plain English, what is meant by the term "tracking stocks."

    b. Please describe what types of companies the Fund considers to be part of the "media industry."

    c. While the strategy discussion states that the Fund will invest "primarily" in the "media industry," the "Industry Risk" disclosure in the principal risk section states that the Fund will invest "a significant portion" in "the telecommunications, media, publishing, and entertainment industries…." Please address this apparent inconsistency.

d. Please explain to the staff why the Fund should not be considered to be "engaged in the distribution of the securities [of Liberty Media Corporation or its affiliates] within the meaning of section 2(11) of [the Securities Act]". *See* rule 140 under the Securities Act (17 CFR 230.140).

e. Please describe the two factors described in the last sentence of the first paragraph in plain English. For example, please clarify what "event to surface value" means.

f. Please disclose whether the Fund's investment objectives may be changed without shareholder approval.

Principal Risks (All Funds)

17. *Derivatives Risk*:

a. We note that the prospectus and Statement of Additional Information ("SAI") appear to include conflicting disclosure with respect to investment in derivatives. For example, while the SAI disclosure applies to all Funds, only the All Cap Fund currently discloses such investments as a principal strategy (although the Fund does not include corresponding risk disclosure). We further note that, while the Media Mogul Fund does not discuss derivatives investment as a principal strategy, the investment restrictions in the SAI applicable to the Media Mogul Fund state that the limitation relating to purchase/sale of physical commodities states that it "shall not prevent the Fund from entering into, purchasing, or selling futures contracts…." (*See* SAI at p. 72.) Therefore, please clarify in the prospectus whether, and, if so, which Fund or Funds expect to invest in any type of derivative investment as a principal strategy.

b. For all Funds investing in any type of derivative investments as a principal strategy, please specify the types of derivatives in which the Fund intends to invest and the purpose for such investments (*e.g*., leverage, hedging). In addition, please include corresponding risk disclosure for such investments.

c. Since the Funds may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

d. To the extent that any Fund subject to the names rule may count derivatives to meet an 80% investment policy, please confirm supplementally that each such Fund will value derivatives at market value for purposes of the 80% test. Also, if a Fund counts derivatives for the 80% test, please disclose that fact in the principal investment strategy.

e. If any Fund engages in total return swaps, please confirm that an appropriate amount of assets will be segregated. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979).

f. The SAI disclosure indicates that the Funds will use credit default swaps. If the Funds will write credit default swaps, please confirm to the staff that the Funds will segregate the full notional amount of the credit default swap to cover such obligation.

18. *Foreign Securities Risk*:

a. If the Fund intends to invest in non-U.S. dollar denominated securities, please disclose that in the strategy section and add corresponding risk disclosure in the principal risk section.

b. For all Funds that expect to invest in emerging markets securities as a principal investment strategy, please briefly discuss the special risks associated with investing in emerging markets. If the Fund does not expect to invest in such securities as part of its principal strategy, please delete reference to emerging markets from the risk disclosure.

19. *Convertible Securities Risk*:

a. Please review the principal investment strategy disclosure for each Fund to ensure that such Fund's investment strategy warrants inclusion of this risk. For example, both the All Cap Fund and the Small and Mid Cap Value Fund discuss "Convertible Securities Risk," but there is no corresponding strategy to invest in convertible securities disclosed for either of these two Funds.

b.   If any of the Funds invests or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos , and the characteristics of the CoCos, (*e.g*., credit quality and conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

20. *Interest Rate Risk, Maturity Risk, and Credit Risk*:

a. For any Fund that expects to invest in fixed income securities, please consider adding disclosure regarding risk factors discussed in IM Guidance 2016-02 and IM Guidance 2014-01 (addressing fixed income securities risk management and, specifically, disclosure of volatility risks).

b. For any Fund investing in debt securities, please include corresponding disclosure in the principal investment strategy section concerning the Fund's policy relating to average duration and its policy relating to average maturity. In addition, please explain in plain English what is meant by "duration."

21. *Low Credit Quality Risk*: We note that there is inconsistent disclosure concerning this risk in two of the Funds covered by this prospectus. The Small and Mid Cap Value Fund includes investments in junk bonds as part of its principal investment strategy, but does not mention this corresponding risk. Conversely, the Equity Income Fund includes this risk, but has no corresponding strategy disclosure. Please review the principal strategies and risks for both of these Funds, as well as all other Funds covered by this prospectus, to ensure that disclosure of junk bond investments/risks is consistent and accurate.

22. *Merger Arbitrage Risk (Small and Mid Cap Value Fund only)*: There is no corresponding disclosure concerning merger arbitrage in the principal investment strategy section of this Fund. Therefore, please either provide this disclosure, or, if merger arbitrage is not a principal strategy of the Fund, please delete this risk.

23. *Industry Risk (Media Mogul Fund only)*: Please see the staff's comments above relating to apparent inconsistencies between the strategy disclosure for this Fund and the description of this risk. *See* Comment 16.d.

Performance

24. Please supplementally advise the staff which securities market index will be used as each Fund's benchmark index.

Investment Objectives, Investment Strategies, and Related Risks

25. *All Funds*: Please provide a more complete discussion of the principal strategies of each fund as required by Item 9 of Form N-1A. *See also* IM Guidance Update 2014-08.

26. *ESG Fund (p. 28)*: The strategy discussion states that the ESG Fund "may" use foreign securities as an investment technique. However, the summary strategy disclosure for this Fund indicates that investment in foreign securities will be part of the Fund's principal strategy. Please resolve this apparent inconsistency.

Additional Information about NextShares

27. *How NextShares Compare with Mutual Funds (p. 35)*: For clarity, please re-define the terms "Authorized Participant," "Creation Unit," and "Basket" here, as the initial definitions occur several pages prior to this reference.

28. Please discuss the following risks in this section:

    a. *Liquidity Risk*: Please disclose that, in stressed market conditions, the market for the Shares may become less liquid in response to deteriorating liquidity in the markets for the Shares' underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Shares in turn could lead to differences between the market price of the Shares and the underlying value of those shares.

b. *Authorized Participant Related Risk*: If any securities underlying the Shares are traded outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as Authorized Participants that post collateral for certain trades on an agency basis (*i.e*., on behalf of other market participants). Please also disclose that, to the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders and no other Authorized Participant is able to step forward to do so, there may be a significantly diminished trading market for the Shares. In addition, please note that this could in turn lead to differences between the market price of the Shares and the underlying value of the Shares.

Statement of Additional Information

29.   *Investment Strategies and Risks (General- All Funds)*:

a. It is unclear from the summary disclosure in the prospectus which of the investment strategies discussed in the SAI are expected to be principal strategies of each Fund. (For example, while the SAI states that the Funds may invest in various types of derivatives, only one Fund (the All Cap Fund) includes investments in any type of derivatives (warrants) in its principal investment strategy discussion.) Therefore, please review the investment strategies discussed in this section, and clarify supplementally which of these strategies are expected to be principal strategies of each Fund. If principal, please include appropriate disclosure for such investments in each Fund's summary strategy discussion and Item 9 disclosure, and ensure that corresponding risk disclosure for each investment is included.

b. Please clarify in each Fund's principal investment strategy discussion whether investment in nonconvertible debt securities is expected to be a principal investment strategy of the Fund. While the SAI disclosure for nonconvertible debt includes every Fund except the Media Mogul Fund, only the Small and Mid Cap Fund expressly includes such investments in its principal strategy sections.

c. The disclosure in the SAI states that each Fund has the ability to lend its securities. Please supplementally inform the staff whether the Funds anticipate doing so, and if so, identify to whom and under what terms the securities will be lent.

30.   *Investment Strategies and Risks/Asset-Backed and Mortgage-Backed Securities (p. 48)*: Please identify the types and amounts of asset-backed securities, including mortgage-backed securities, in which the Funds may invest. In particular, please state whether the Funds will invest in entities that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act, such as collateralized loan obligations, collateralized debt obligations, or non-agency residential mortgage-backed securities, and if so, please identify the maximum amount of each such investment. We may have additional comments depending on your response.

31. *Investment Strategies and Risks/Short Sale (p. 54)*: Please clarify whether short sales are a principal investment of any Fund, and if so, please include appropriate disclosure in the principal strategy section of the relevant Fund. Please also confirm that short sales expenses are reflected in each such Fund's fee table.

32. *Investment Restrictions (pp. 69-73)*:

    a. In the first paragraph of this section, please clarify in the last sentence that restrictions on borrowing apply on a continuous basis.

    b. Gabelli All Cap Fund (pp. 70-71): Please revise investment restriction #5, relating to borrowing restrictions, to identify the restrictions "set forth in this SAI" to which it refers.

    c. Media Mogul Fund (pp. 72-73): Please state the Fund's policy on concentration of investments in the media industry group or group of industries.

Part C

33. *Signatures*: Under Section 6(a) of the Securities Act, the signature page of a registration statement is required to be signed by the issuer (*e.g*., secretary), principal executive officer, principal financial officer (and, if different, principal accounting officer), and a majority of the directors or trustees. The signature page of the registration statement does not appear to comply with Section 6(a). Please conform the signature page accordingly in the next pre-effective amendment to the registration statement.

****

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office